Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Leadis Technology, Ltd.	Cayman Islands
Leadis International Limited	Hong Kong
Leadis Technology Korea, Inc. *	Korea
Leadis Technology Japan KK	Japan
Mondowave, Inc.	California, United States
Acutechnology Semiconductor, Inc.	California, United States

*	In January 2009, Leadis Technology Korea, Inc. was sold to AsTek, Inc.